SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-
            1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                               (Amendment No. 1)

                                   KTI, Inc.
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                               (Name of Issuer)

                          Common Stock, no par value
 ----------------------------------------------------------------------------
                        (Title of Class and Securities)

                                   482689205
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                     (CUSIP Number of Class of Securities)

                         Howard E. Sullivan III, Esq.
                       411 West Putnam Avenue, Suite 125
                         Greenwich, Connecticut 06830
                                (203) 862-7400
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 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)
                                   Copy to:

                              Randall Doud, Esq.
                   Skadden, Arps, Slate, Meagher & Flom LLP
                               919 Third Avenue
                           New York, New York 10022
                                (212) 735-3000

                                October 2, 1997
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       (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or (4), check the following: |_|

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.



--------------------------------
CUSIP No. 482689205                       13D
--------------------------------

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  1.     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

                                        Wexford KTI LLC
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  2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) |_|
                                                                  (b) |X|
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  3.     SEC USE ONLY
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  4.     SOURCE OF FUNDS
                                       N/A
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  5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSU
         ANT TO ITEMS 2(d) or 2(e)                                     |-|
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  6.     CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Delaware
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     NUMBER OF         7.    SOLE VOTING POWER            -0-
       SHARES        -------------------------------------------------------
    BENEFICIALLY       8.    SHARED VOTING POWER
      OWNED BY                                            -0-
        EACH         -------------------------------------------------------
     REPORTING         9.    SOLE DISPOSITIVE POWER
       PERSON                                             -0-
        WITH         -------------------------------------------------------
                       10    SHARED DISPOSITIVE POWER
                                                          -0-
----------------------------------------------------------------------------
  11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                                                       -0-
----------------------------------------------------------------------------
  12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                  |-|
----------------------------------------------------------------------------
  13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                       -0-%
----------------------------------------------------------------------------
  14.    TYPE OF REPORTING PERSON
                                       OO
----------------------------------------------------------------------------


CUSIP No. 482689205                       13D
--------------------------------

----------------------------------------------------------------------------
  1.     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

                                    Wexford Management LLC

----------------------------------------------------------------------------
  2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a)|_|
                                                                    (b)|X|
----------------------------------------------------------------------------
  3.     SEC USE ONLY

----------------------------------------------------------------------------
  4.     SOURCE OF FUNDS
                                       N/A
----------------------------------------------------------------------------
  5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)

                                                                       |-|
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  6.     CITIZENSHIP OR PLACE OF ORGANIZATION

                                   Connecticut
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     NUMBER OF         7.    SOLE VOTING POWER
       SHARES                                        -0-
    BENEFICIALLY      ------------------------------------------------------
      OWNED BY          8.    SHARED VOTING POWER
        EACH                                               -0-
     REPORTING        ------------------------------------------------------
       PERSON           9.    SOLE DISPOSITIVE POWER
        WITH                                               -0-
                      ------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER
                                                           -0-
----------------------------------------------------------------------------
  11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                                                       -0-
----------------------------------------------------------------------------
  12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                     |-|
----------------------------------------------------------------------------
  13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                       -0-%
----------------------------------------------------------------------------
  14.    TYPE OF REPORTING PERSON
                                       OO
----------------------------------------------------------------------------



CUSIP No. 482689205                       13D
--------------------------------

----------------------------------------------------------------------------
  1.     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

                                       Joseph M. Jacobs
----------------------------------------------------------------------------
  2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)|_|
                                                                (b)|X|
----------------------------------------------------------------------------
  3.     SEC USE ONLY

----------------------------------------------------------------------------
  4.     SOURCE OF FUNDS
                                       N/A
----------------------------------------------------------------------------
  5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)

                                                                   |-|
----------------------------------------------------------------------------
  6.     CITIZENSHIP OR PLACE OF ORGANIZATION

                            United States of America
----------------------------------------------------------------------------
     NUMBER OF         7.    SOLE VOTING POWER            -0-
       SHARES        -------------------------------------------------------
    BENEFICIALLY       8.    SHARED VOTING POWER
      OWNED BY                                            -0-
        EACH         -------------------------------------------------------
     REPORTING         9.    SOLE DISPOSITIVE POWER
       PERSON                                             -0-
        WITH         -------------------------------------------------------
                       10    SHARED DISPOSITIVE POWER
                                                          -0-
----------------------------------------------------------------------------
  11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                                                       -0-
----------------------------------------------------------------------------
  12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                    |-|
----------------------------------------------------------------------------
  13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                       -0-%
----------------------------------------------------------------------------
  14.    TYPE OF REPORTING PERSON
                                       IN
----------------------------------------------------------------------------


--------------------------------
CUSIP No. 482689205                       13D
--------------------------------

----------------------------------------------------------------------------
  1.     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

                                     Charles E. Davidson
----------------------------------------------------------------------------
  2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)|_|
                                                                 (b)|X|
----------------------------------------------------------------------------
  3.     SEC USE ONLY

----------------------------------------------------------------------------
  4.     SOURCE OF FUNDS
                                       N/A
----------------------------------------------------------------------------
  5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                             |-|
----------------------------------------------------------------------------
  6.     CITIZENSHIP OR PLACE OF ORGANIZATION

                            United States of America
----------------------------------------------------------------------------
     NUMBER OF         7.    SOLE VOTING POWER            -0-
       SHARES        -------------------------------------------------------
    BENEFICIALLY       8.    SHARED VOTING POWER
      OWNED BY                                            -0-
        EACH         -------------------------------------------------------
     REPORTING         9.    SOLE DISPOSITIVE POWER
       PERSON                                             -0-
        WITH         -------------------------------------------------------
                       10    SHARED DISPOSITIVE POWER
                                                          -0-
----------------------------------------------------------------------------
  11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                                                       -0-
----------------------------------------------------------------------------
  12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                   |-|
----------------------------------------------------------------------------
  13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                       -0-%
----------------------------------------------------------------------------
  14.    TYPE OF REPORTING PERSON
                                       IN
----------------------------------------------------------------------------



Item 1. Security and Issuer.

         This statement relates to the shares of common stock, no par value (the "Common Stock"), of KTI, Inc., a New Jersey corpora tion (the "Company"). The Company has its principal executive offices at 7000 Boulevard East, Guttenberg, New Jersey 07093.


Item 2. Identity and Background.

            (a) This statement is being filed by (i) Wexford KTI LLC, a limited liability company organized under the laws of the State of Delaware ("Wexford KTI"), (ii) Wexford Management LLC, a Connecticut limited lia bility company ("Wexford Management"), (iii) Charles
                  E. Davidson and (iv) Joseph M. Jacobs (the individu als and entities referred to above, collectively, the "Reporting Persons") with respect to shares of Common Stock beneficially owned by the Reporting Persons.

            (b) The principal business and office address for the Reporting Persons is c/o Wexford Management LLC, 411 West Putnam Avenue, Greenwich, Connecticut 06830.

            (c) Wexford KTI is a Delaware limited liability company, the members of which are private investment funds. Wexford KTI was organized for the purpose of invest ing in the Debenture (as defined in item 4 below).

                  Wexford Management is the manager of Wexford KTI. Wexford Management also serves as investment manager or sub-advisor to the members of Wexford KTI.

                  Charles E. Davidson is chairman and a controlling member of Wexford Management. Mr. Davidson also is a controlling person or an investor in a number of private companies, including certain members of Wexford KTI and their controlling persons.

                  Joseph M. Jacobs is president, managing member and a controlling member of Wexford Management. Mr. Ja cobs also is a controlling person or an investor in a number of private companies, including certain members of Wexford KTI and their controlling per sons.

            (d) None of the Reporting Persons has during the last five years been convicted in a criminal proceeding
                  (excluding traffic violations or similar misdemeanors).

            (e) None of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such pro ceeding was or is subject to a judgment, decree or final order enjoining future violations of, or pro hibiting or mandating activities subject to, federal of state securities laws or finding any violation with respect to such laws.

            (f)   Mr. Davidson and Mr. Jacobs are United States citizens.

Item 3.  Source and Amount of Funds or Other Consideration.

            Not applicable. The Reporting Persons are disposing of the securities.

Item 4. Purpose of Transaction.

         Wexford KTI purchased from the Company, in a private transaction on October 23, 1996 for $5,000,000, an 8% Convertible Subordinated Note due October 31, 2002 of the Company in the principal amount of $5,000,000 (the "Debenture"). On October 3, 1997, Wexford KTI converted the Debenture into 617,665.376 shares of Common Stock. In addition, Wexford KTI received an additional 943.624 shares of Common Stock as interest payments due on the Debenture.

         The Reporting Persons disposed of all of their shares of Common Stock of the Company through a series of transactions that took place during the period from September 11, 1997 through and including October 17, 1997. All sales of Common Stock made by Wexford KTI prior to and on October 3, 1997 were short sales as Wexford KTI had not yet converted the Debenture into Common Stock. Subsequent to the conversion of the Debenture into Common Stock on October 3, 1997, Wexford KTI disposed of the remainder of their interest in the Company via open market sales of the Common Stock. By the close of business on October 17, 1997, the Reporting Persons had disposed of their entire interest in the Company.

         Although the Reporting Persons have not formulated any definite plans, they may from time to time acquire, or dispose of, Common Stock and/or other securities of the Company if and when they deem it appropriate. The Reporting Persons may formulate other purposes, plans or proposals relating to any of such securi ties of the Company to the extent deemed advisable in light of market conditions, investment policies or other factors.


Item 5.  Interest in Securities of the Issuer.

            (a) The Reporting Persons have disposed of their entire beneficial interest in the Common Stock.

            (b)   Not applicable.

            (c) Other than the transactions described in Item 4 of this Amendment No.1 to Schedule 13D, there were no transactions by the Reporting Persons during the past 60 days.

            (d)   Not applicable.

            (e) The Reporting Persons ceased to be beneficial owners of more than five percent of the Common Stock on October 3, 1997 (on the basis of 6,920,799 shares of Common Stock of the Company issued and outstanding, which, based upon certain publicly available infor mation, is the number of shares outstanding as of August 12, 1997).


Item 6.  Contracts, Arrangements, Understandings or Relationships
         With Respect to Securities of the Issuer.

            See Items 2, 3, 4, and 5 above.

         Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company, includ ing but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7. Material to be Filed as Exhibits.

            Exhibit I   --    Agreement pursuant to Rule 13d-1(f)
                              filed herewith




                                 SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: November 19, 1997


                                    WEXFORD KTI LLC

                                          By:         /s/ Arthur H. Amron
                                          Name: Arthur H. Amron
                                          Title: Vice President


                                    WEXFORD MANAGEMENT LLC

                                          By:         /s/ Arthur H. Amron
                                          Name: Arthur H. Amron
                                          Title: Senior Vice President


                                          /s/ Charles E. Davidson


                                          /s/ Joseph M. Jacobs


1

EXHIBIT I: Agreement pursuant to Rule 13d-1(f) filed herewith


         Pursuant to Rule 13d-1(f) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the under signed agree that the statement to which this Exhibit is attached is filed on behalf of each of them in the capacities set forth below.




                                    WEXFORD KTI LLC

                                          By:  /s/ Arthur H. Amron
                                          Name: Arthur H. Amron
                                          Title: Vice President


                                    WEXFORD MANAGEMENT LLC

                                          By:  /s/ Arthur H. Amron
                                          Name: Arthur H. Amron
                                          Title: Senior Vice President


                                          /s/ Charles E. Davidson


                                          /s/ Joseph M. Jacobs